FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                            For the month of May 2003

                           HOLMES FINANCING (No 1) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ....X.... Form 40-F ........

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ....... No ...X....

Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 April 2003

                                                This Quarter       Prior Quarter
                                                (pound)'000          (pound)'000

Interest receivable - Mortgages                     313,971             308,910
Interest receivable - Cash Deposits                   3,638               3,230
                                               --------------------------------
                                                    317,609             312,140

Interest payable - Mortgages                       (313,971)           (308,910)
Interest payable - Cash Deposits                     (3,638)             (3,230)
                                               --------------------------------
                                                   (317,609)           (312,140)
                                               --------------------------------

Net operating income                                      -                   -


Fees receivable                                       6,362               3,638
Fees payable                                         (6,362)             (3,638)

Operating expenses                                   (4,276)             (3,627)
Provision charges                                      (172)            (18,474)

Other income                                          4,447              22,101
                                               --------------------------------

Profit on ordinary activities before taxation             -                   -


Taxation                                                  -                   -

                                               --------------------------------

Profit on ordinary activities after taxation              -                   -


Dividend                                                  -                   -


Retained profit brought forward                           -                   -
                                               --------------------------------

Retained profit carried forward                           -                   -
                                               ================================

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 April 2003

                                                                                      (pound)'000
Fixed asset investments
Mortgage loans secured on residential property                                         23,643,836

Current assets
Bank interest receivable                                              480
Cash at bank                                                      245,971
Other debtors                                                      44,381
Taxation                                                                6
Amounts due from Funding                                           34,261
                                                              -----------
                                                                  325,099
                                                              -----------

Creditors: Amounts falling due within one year
Amounts due to Seller                                            (324,934)
Sundry creditors                                                     (165)
                                                              -----------
                                                                 (325,099)
                                                              -----------

Net current assets                                                                              0
                                                                                      -----------
Total assets less current liabilities                                                  23,643,836

Creditors: Amounts falling after more than one year
Seller share of mortgage loans                                                         (8,221,687)
Funding share of mortgage loans                                                       (15,422,149)
                                                                                      -----------
Net assets                                                                                      0
                                                                                      ===========

Capital and reserves
Share capital ((pound)2)                                                                        0
Reserves                                                                                        0
                                                                                      -----------
                                                                                                0
                                                                                      ===========

Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 April 2003

                                                            This Quarter       Prior Quarter
                                                             (pound)'000         (pound)'000


 Interest receivable - Mortgages                                 168,642             157,290

 Interest receivable - Cash Deposits                               4,912               8,230
                                                         ------------------------------------

                                                                 173,554             165,520

 Interest payable - Inter-company loans                        (151,309)           (145,056)
 Interest payable - Start up loans                                 (668)               (707)
                                                         ------------------------------------
                                                               (151,977)           (145,762)
                                                         ------------------------------------

 Net operating income                                             21,577              19,757


 Other income                                                      6,046               4,031

 Operating expenses                                              (6,509)            (15,938)
 Deferred consideration                                         (24,408)            (18,502)
                                                         ------------------------------------
 Profit/(loss) on ordinary activities before taxation            (3,295)            (10,652)


 Taxation                                                          3,314                (11)

                                                         ------------------------------------
 Profit/(loss) on ordinary activities after taxation                  19            (10,663)


 Dividend                                                              -                   -

 Retained profit/(loss) brought forward                         (14,703)             (4,040)

                                                         ------------------------------------
 Retained profit/(loss) carried forward                         (14,684)            (14,703)
                                                         ====================================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 April 2003

                                                                                   (pound)'000
 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                                    15,422,149

 Current assets

 Deferred expenditure (costs of securing)                                 30,217

 Sundry debtors                                                               82

 Taxation                                                                  4,178
 Cash at bank:

      Reserve funding                                                    281,044

      Transaction account                                                  1,881

      Funding GIC account                                                601,011                          883,936
                                                                -----------------

                                                                         918,413
                                                                -----------------

 Creditors: Amounts falling due within one year

 Deferred consideration creditor                                         151,492

 Interest payable accrual                                                  2,999

 Amounts due to Trustee                                                   34,261

 Interest payable - Inter-company loans                                    5,346

 Sundry creditors                                                          4,304
                                                                 ----------------

                                                                         198,403
                                                                 ----------------


 Net current assets                                                                    720,010
                                                                                  -------------
 Total assets less current liabilities                                              16,142,159

 Creditors: Amounts falling due after more than one year
 Inter-company loans                                                              (16,087,329)
 Start up loans                                                                       (69,514)

                                                                                  -------------
 Net assets                                                                           (14,684)
                                                                                  =============

 Capital and reserves

 Share capital ((pound)2)                                                                   -
 Reserves                                                                             (14,684)
                                                                                  -------------
                                                                                      (14,684)
                                                                                  =============

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 April 2003

                                                                             (pound)'000        (pound)'000

 Balance on cash accumulation ledger                                             599,896
                                                                        =================

 Available credit enhancement
                                                                          First Reserve    Second Reserve


 Reserve funds at closing                                                        224,153             56,891
                                                                        ------------------ -----------------

 Initial closing reserve funds                                                   195,411             56,891
 Drawings to make bullet repayment                                                     -                  -
 Other drawings                                                                        -                  -
 Transfers from revenue receipts                                                  28,743                  -
                                                                    ---------------------- -----------------
 Closing reserve balance                                                         224,153             56,891
                                                                    ---------------------- -----------------

 Target reserve funds                                                            291,000             73,826
                                                                        ================== =================

 Principal deficiency ledger                                                         AAA                BBB
 Opening PDL balance                                                                 Nil                Nil
 Losses this quarter                                                                   -                  -
 PDL top up from revenue income                                                        -                  -
                                                                    ---------------------- -----------------

 Closing PDL balance                                                 Nil             Nil                Nil
                                                                    ====================== =================

 Start up loan outstanding


 Opening balance                                                                  68,065
                                                                        -----------------

 Initial start up loan (incl. accrued interest)                                   14,792
 Second start up loan (incl. accrued interest)                                    14,742
 Third start up loan                                                              17,500
 Fourth start up loan                                                              7,500
 Fifth start up loan                                                               5,100
 Sixth start up loan                                                               6,100
 Seventh start up loan                                                             3,780
                                                                        -----------------

                                                                                  69,514

 Accrued interest                                                                  2,999
 Repayments made                                                                       -
                                                                    ---------------------
 Closing balance                                                                  72,514
                                                                    =====================


 Liquidity facility

 Liquidity facility limit                                                         25,000
 Liquidity facility drawn                                                              -
 Liquidity facility available                                                     25,000

Holmes Financing (No. 1) PLC
 Profit & Loss Account
 Period ended 15 April 2003

                                                             This Quarter            Prior Quarter
                                                              (pound)'000              (pound)'000

 Interest receivable - Inter-company loan                          23,900                 24,289
 Interest receivable - Cash deposits
                                                    -----------------------------------------------
                                                                   23,900                 24,289

 Interest payable - Notes                                        (23,900)                (24,289)
  Interest payable                                                      -                       -
                                                    -----------------------------------------------
                                                                 (23,900)                (24,289)
                                                    -----------------------------------------------

 Net operating income                                                   0                       -

 Other income                                                           -                      48
 Operating expenses                                                     -                    (48)
                                                    -----------------------------------------------
 Profit on ordinary activities before taxation                          0                       -

 Taxation                                                             (5)                       -

                                                    -----------------------------------------------
 Profit on ordinary activities after taxation                         (5)                       -

 Dividend                                                               -                       -

 Retained profit brought forward                                       35                      35
                                                    -----------------------------------------------
 Retained profit carried forward                                       30                      35
                                                    ===============================================


 Holmes Financing (No. 1) PLC
 Balance Sheet
 Period ended 15 April 2003

                                                                                                     (pound)'000

 Fixed asset investments
 Loans to Funding                                                                                       2,256,000

 Current assets
 Sundry debtors                                                               16
 Cash at bank                                                                 27
                                                                   ------------------------

                                                                              43
                                                                   ------------------------
 Creditors: Amounts falling due within one year
 Sundry creditors                                                              -
                                                                   ------------------------
                                                                               -
                                                                   ------------------------


 Net current assets                                                                                         43

                                                                                                 ------------------------
 Total assets less current liabilities                                                                  2,256,043

 Creditors: Amounts falling due after more than one year
 Amounts due to noteholders                                                                           (2,256,000)
                                                                                                 ------------------------
 Net assets                                                                                                 43
                                                                                                 ========================
 Capital and reserves
 Share capital                                                                                              13
 Reserves                                                                                                   30
                                                                                                 ------------------------
                                                                                                            43
                                                                                                 ========================


Holmes Financing (No. 1) PLC
 Notes Outstanding
 Period ended 15 April 2003
                                    Series 1 Class A   Series 2 Class A    Series 3 Class A1   Series 3 Class A2    Series 4 Class A

 Moody's current rating                          Aaa                Aaa                  Aaa                 Aaa                 Aaa
 S&P current rating                              AAA                AAA                  AAA                 AAA                 AAA
 Fitch Ratings current rating                    AAA                AAA                  AAA                 AAA                 AAA

                                    Series 1 Class B   Series 2 Class B     Series 3 Class B                        Series 4 Class B

 Moody's current rating                           Aa                 Aa                   Aa                                     Aaa
 S&P current rating                               AA                 AA                   AA                                     AAA
 Fitch Ratings current rating                     AA                 AA                   AA                                     AAA

                                    Series 1 Class C   Series 2 Class C     Series 3 Class C                        Series 4 Class C

 Moody's current rating                          Aaa                Aaa                  Aaa                                     Aaa
 S&P current rating                              AAA                AAA                  AAA                                     AAA
 Fitch Ratings current rating                    AAA                AAA                  AAA                                     AAA

                                    Series 1 Class A   Series 2 Class A    Series 3 Class A1   Series 3 Class A2    Series 4 Class A
                                                   $                  $              (pound)              (euro)             (pound)

 Initial note balance                    900,000,000        975,000,000          375,000,000         320,000,000         250,000,000
 Previous quarter's note
 principal                               900,000,000        975,000,000          375,000,000         320,000,000         250,000,000
 Note redemptions                                  -                  -                    -                   -                   -
 Outstanding note principal              900,000,000        975,000,000          375,000,000         320,000,000         250,000,000

                                    Series 1 Class B   Series 2 Class B     Series 3 Class B                        Series 4 Class B
                                                   $                  $               (pound)                                (pound)

 Initial note balance                     31,500,000          34,500,000          24,000,000                              11,000,000
 Previous quarter's note
 principal                                31,500,000          34,500,000          24,000,000                              11,000,000
 Note redemptions                                  -                   -                   -                                       -
 Outstanding note principal               31,500,000          34,500,000          24,000,000                              11,000,000

                                    Series 1 Class C    Series 2 Class C    Series 3 Class C                        Series 4 Class C
                                                   $                   $             (pound)                                 (pound)

 Initial note balance                     42,000,000          45,000,000          30,000,000                              14,000,000
 Previous quarter's note
 principal                                42,000,000          45,000,000          30,000,000                              14,000,000
 Note redemptions                                  -                   -                   -                                       -
 Outstanding note principal               42,000,000          45,000,000          30,000,000                              14,000,000

                                    Series 1 Class A    Series 2 Class A    Series 4 Class A   Series 3 Class A1   Series 3 Class A2

 Note interest margins                            14                  19                  26                  26                 N/A
 Step up dates                                   N/A                 N/A                 N/A                 N/A          16/07/2010
 Step up margins                                 N/A                 N/A                 N/A                 N/A                 125

                                    Series 1 Class B    Series 2 Class B    Series 3 Class B                        Series 4 Class B

 Note interest margins                            38                  41                  45                                      62
 Step up dates                            16/07/2010          16/07/2010          16/07/2010                              16/07/2010
 Step up margins                                 138                 141                 145                                     162

                                    Series 1 Class C    Series 2 Class C    Series 3 Class C                        Series 4 Class C

 Note interest margins                           103                 115                 160                                     175
 Step up dates                            16/07/2010          16/07/2010          16/07/2010                              16/07/2010
 Step up margins                                 203                 215                 260                                     275
 Interest payment cycle            Quarterly
 Interest payment date            15th or next business day
 Next interest payment date       15/07/2003


 Liquidity facility limit         (pound)   25,000,000
 Liquidity facility drawn                          Nil
 Liquidity facility available     (pound)   25,000,000


                                   SIGNATURES
            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                HOLMES FINANCING (No 1) PLC




            Dated: 14 May, 2003                 By /s/ Natalie Weedon
                                                   ---------------------
                                                   (Authorised Signatory)